P.E. 1/1/02



SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

1-15226

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2002.



PanCanadian Energy Corporation
(Translation of Registrant's Name Into English)

150 - 9th Avenue S.W.
Calgary, Alberta, Canada T2P 3H9
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ____ Form 40-F X

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _____ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

This report furnished on Form 6-K shall be incorporated by reference into each of the Registration Statements under the Securities Act of 1933 of the registrant: Form S-8 No. 333-13956

Exhibits Index appears on Page 3

Exhibits Index

The following is a list of Exhibits included as part of this Report on Form 6-K.


PanCanadian
energy

News Release

PanCanadian's appraisal wells on Buzzard in North Sea boost reserves

Calgary, January 16, 2002 – PanCanadian Energy Corporation today announced that it has significantly increased its estimate of recoverable reserves on its Buzzard oil discovery in the United Kingdom Central North Sea, after drilling two additional appraisal wells on the structure.

Results from these two appraisal wells indicate potential oil in place in excess of 800 million barrels within the southern and central parts of the Buzzard accumulation, of which the company expects to be able to recover in excess of 400 million barrels. This is up from the company's previous estimate of between 200 and 300 million barrels of recoverable oil. PanCanadian has close to a 45-percent working interest in these volumes.

"This is exciting new progress in one of PanCanadian's key areas of growth," said Gerry Macey, executive vice president for exploration. "Our ongoing drilling program is designed to investigate the remainder of the Buzzard play and we still have a significant area left to evaluate."

The Buzzard 20/6-4 appraisal well, located 2.1 kilometres north of the original discovery well location, was drilled using the Borgny Dolphin semisubmersible rig. The well encountered a similar pay section as the discovery well. Following a test program that is currently underway, the well will be sidetracked to obtain further information on the quality and extent of the reservoir.

The Buzzard 19/10-1 appraisal well and associated 19/10-1z sidetrack well were drilled using the Stena Dee semisubmersible rig. The 19/10-1 well and sidetrack, located 2.9 kilometres west of the original discovery well, delineated the western limit of the southern portion of the Buzzard accumulation.

Alan Booth, managing director of PanCanadian Energy (UK) Ltd. in London, said, "These results confirm our long-held belief that the United Kingdom Central North Sea still holds significant rewards for companies committed to exploring in this prolific basin."

PanCanadian will continue an aggressive appraisal program on Buzzard. The company plans to drill at least three additional wells and, where appropriate, associated sidetracks, utilizing both rigs, so that the appraisal program will be complete in the second quarter of 2002. The focus will then intensify on development of the asset. PanCanadian has been evaluating various production concepts, including an early production system approach. Once a production-concept decision is made, partners will proceed with detailed front-end design work.

The Buzzard discovery well, 20/6-3, drilled in the summer of 2001 and located 100 kilometres northeast of Aberdeen, initially encountered more than 250 feet of hydrocarbon-bearing sandstone. During testing, the well flowed 6,547 barrels per day of light oil and 0.97 million cubic feet per day of natural gas on a 36/64th-inch choke. Rates were constrained by the limits of the testing equipment. A sidetrack to the discovery well encountered the reservoir 4,400 feet to the east of the discovery well.

The Buzzard discovery lies in PanCanadian operated Licence P986, which was awarded to PanCanadian and its partners in the U.K. 18th Licensing Round in late 1998. PanCanadian holds a 45.01-percent interest in the licence. Partners in the licence are Intrepid Energy North Sea Ltd. (30.00 percent); BG Group (19.99 percent); and Edinburgh Oil & Gas PLC (5.00 percent).

The U.K. Central North Sea is one of the company's core longer-term growth areas. PanCanadian is the largest net and gross acreage holder in the Buzzard-Ettrick area, with interests in seven blocks, six of which it operates, covering in excess of 250,000 acres, with working interests ranging between 20 percent and 77 percent.

PanCanadian Energy Corporation is a premier North American energy company active in the exploration, development, production and marketing of natural gas, crude oil and natural gas liquids. The company's core areas are the Western Basin including land in Western Canada and the United States, the East Coast of Canada, the Gulf of Mexico and the United Kingdom. These core areas are complemented by focused international exploration programs.

ADVISORY - Certain information regarding the company set forth above, including management's assessment of the company's future plans and operations, may constitute forward-looking statements under applicable securities law. The energy business necessarily involves risks associated with oil and gas exploration, development and production, generation of electricity, and marketing and transportation of energy. These risks include loss of market, volatility of prices, currency fluctuations, imprecision of reserves estimates, environmental risks, competition from other producers and ability to access sufficient capital from internal and external sources. As a consequence, actual results may differ materially from those anticipated in the forward-looking statements.

-30-

PanCanadian Energy Corporation
Gerry Macey
Executive Vice President Exploration

PanCanadian Energy (U.K.) Limited
London
Alan Booth
Managing Director
01895 237700

Shares listed
Toronto Stock Exchange:
PCE
New York Stock Exchange:
PCX

For further information:
Investment community:
Sheila McIntosh
403-290-2194
Audra Hyde
403-290-3244
Investor_Relations@pcenergy.com

Media:
Scott Ranson
403-290-2710
Kimberly Benn-Hilliard
403-290-2020

Web site: www.pancanadianenergy.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PanCanadian Energy Corporation
(Registrant)

Date: January 17, 2002

By: 

Name: LAURIE J. SCHULLER
Title: General Counsel and Corporate Secretary